Exhibit 99.5

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Authorized Capital: up to 2,000,000,000 shares
Subscribed and Paid-in Capital: R$ 14,254,213,000.00 – 1,221,996,220 shares

MATERIAL FACT

Convening Notice

EXTRAORDINARY GENERAL MEETING

The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. invite its Stockholders to an Extraordinary General Meeting to be held on August 27, 2007 at 3 p.m. in the auditorium at the company’s registered offices at Praça Alfredo Egydio de Souza Aranha, 100, in the city and state of São Paulo, to examine the Board of Director’s proposal for:

1)	increasing the limits for authorized capital from 2,000,000,000 to 4,000,000,000 book entry shares with no par value, being 2,000,000,000 common and 2,000,000,000 preferred shares;

2)

a stock split in a ratio of 100% of the existing 1,221,996,220 shares making up the subscribed capital stock, book entry shares increasing to 2,443,992,440 with no par value, being 1,253,000,512 common and 1,190,991,928 preferred shares, with no alteration in the monetary expression of the capital stock;

2.1)

as a result of the stock split: a) the stockholders shall receive 1 (one) new share for each existing share of the same type currently held; b) monthly payment of dividends shall be adjusted in the same ratio as the stock split, that is from the existing R$ 0.024 per share to the adjusted R$ 0.012 per share;

2.2)

the existing shares shall continue to trade with stock split rights and the new shares, resulting from the split, shall be available for trading once due ratification of the General Meeting’s deliberations is received from the Central Bank of Brazil and to be the subject of an announcement to the market;

2.3)

simultaneously to the operation in the Brazilian Market, the securities traded in the International Market shall also be split in a ratio of 100%, as follows: a) in the United States market (NYSE), where currently each ADR -
American Depositary Receipt represents 1 (one) preferred share, investors receiving 1 (one) new ADR for each ADR currently held; b) in the Argentinean Market (BCBA), where currently each CEDEAR – Certificado de Depósito Argentino represents 1 (one) preferred share, investors receiving 1 (one) new CEDEAR for each CEDEAR currently held.

3)

alter the wording of Article 3 (“caption sentence”) and 3.1 of the Bylaws to register the new quantities of shares resulting from the preceding items and the consequent adjustment in the value of the minimum annual dividend assured to preferred shares of R$ 0.055 per share to R$ 0.0275 per share.

São Paulo-SP, August 6, 2007.
BOARD OF DIRECTORS
JOSÉ CARLOS MORAES ABREU
Vice President

(for more information please see site www.itauri.com.br)

ALFREDO EGYDIO SETUBAL
Investor Relations Officer